

November 29, 2018

G. Douglas Hekking
Chief Financial Officer
Usana Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, Utah 84120

>      **Re: Usana Health Sciences, Inc.**
>          **Form 10-K for the Fiscal Year Ended December 31, 2017**
>          **Filed February 28, 2018**
>          **Form 10-Q for the Quarterly Period Ended June 30, 2018**
>          **Filed August 8, 2018**
>          **File No. 001-35024**

Dear Mr. Hekking:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>                      Sincerely,
>
>                      Division of Corporation Finance
>                      Office of Healthcare & Insurance